Exhibit 99.2

MANAGEMENT DISCUSSIONS AND ANALYSIS

For the three months ended March 31, 2019 and 2018

The following Management’s Discussion and Analysis (“MD&A”) for Empower Clinics Inc., formerly, Adira Energy Ltd., together with its wholly owned subsidiaries (“Empower” or “the Company”) is prepared as of June 3, 2019, and relates to the financial condition and results of operations for the three months ended March 31, 2019 and 2018. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the unaudited condensed interim consolidated financial statements (“consolidated financial statements”) and related notes for the three months ended March 31, 2019 and 2018, which have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”).

The first, second, third and fourth quarters of the Company’s fiscal years are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. The years ended December 31, 2018 and 2017, are also referred to as “fiscal 2018” and “fiscal 2017”, respectively. All amounts are presented in United States dollars, the Company’s presentation currency, unless otherwise stated. References to “C$” are to Canadian dollars.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, and “Cautionary Note Regarding Forward-Looking Statements” sections of this document.

We are publicly traded on the Canadian Securities Exchange (“Exchange”) under the symbol CBDT, quoted on the OTCQX under the symbol “EPWCF” and quoted on the Frankfurt Stock Exchange under the symbol “8EC.F 8EC.MU, 8EC.SG”. Continuous disclosure materials are available on our website at www.empowerclinics.com, and on SEDAR at www.sedar.com.

Nature of Operations and Going Concern

As at March 31, 2019, the Company has an accumulated deficit of $9,293,462 (December 31, 2018 - $9,369,941). The Company’s operations are mainly funded with equity and debt financing, which is dependent upon many external factors, and thus funds may be difficult to raise when required. Management continues to evaluate the need for additional financing and is of the opinion that additional financing will be available to continue its planned activities in the normal course. Nonetheless, there is no assurance that the Company will be able to raise sufficient funds in the future to complete its planned activities.

1

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2019 and 2018

(In United States dollars, except where noted)

The foregoing indicates the existence of a material uncertainty that may cast substantial doubt as to whether the Company would continue as a going concern and realize its assets and settle its liabilities and commitments in the normal course of business.

The Company’s consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume the realization of assets and discharge of liabilities in the normal course of business. The consolidated financial statements do not give effect to any adjustments that would be necessary should the Company not be able to continue as a going concern. Such adjustments could be material.

Q1 2019 CONSOLIDATED FINANCIAL HIGHLIGHTS

•	1,198 patient visits generating revenue of $152,846, compared to 2,242 patient visits generating $302,142 for Q1 2018.

•	Net loss of $398,541 or $0.01 per share, compared to $2,282,676 or $0.05 per share for Q1 2018.

•	Cash used in operating activities was $219,212 or $0.00 per share, compared to $202,712 or $0.00 per share for Q1 2018.

•	Cash at March 31, 2019 of $1,974,483.

•	Working capital deficit at March 31, 2019 of $3,179,272.

Q1 2019 KEY DEVELOPMENTS

Focus on CBD Product Sales

Empower has commenced selling its proprietary line of CBD-based products called SOLLIEVO, Italian for Relief, through its network of company-owned clinics in the United States. Empower’s patient base and customers are expected to benefit from access to high margin derivative products, including CBD lotion, tinctures, spectrum oils, capsules, lozenges, patches, e-drinks, topical lotions, gel caps, hemp extract drops and pet elixir hemp extract drops. Patients and customers will be able to access Empower’s home delivery and e-commerce platform.

RECENT DEVELOPMENTS

Intention to Launch CBD Extraction Facility

The Company intends to open a fully functioning hemp-based CBD extraction facility in greater Portland, Oregon in Q2 2019, with the first extraction system expected to have the capacity to produce 6,000 kilograms of extracted product per year. The 5,000 sq. ft. facility in Sandy, Oregon has now been secured through a 5-year lease agreement and preparations are underway to begin licensing and permit requirements to commence operations in 2019.

2

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2019 and 2018

(In United States dollars, except where noted)

Acquisition of Sun Valley Clinics

Empower has completed the acquisition of the business of Sun Valley Certification Clinics Holdings LLC (“Sun Valley”), including its interests in certain affiliates, by way of a share acquisition. Sun Valley operates a network of professional medical cannabis and pain management practices, with five clinics in Arizona, one clinic in Las Vegas, a tele-medicine platform serving California, and a fully developed franchise business model for the domestic and international medical cannabis industry. The current Sun Valley clinic locations are:

•	4218 W Dunlap Ave, Phoenix, AZ
•	12801 W Bell Rd #145, Surprise, AZ
•	4015 E Bell Rd #130, Phoenix, AZ
•	2011 E University Dr, Mesa, AZ
•	7074 E Speedway Blvd, Tucson, AZ
•	2550 S Rainbow Blvd, Las Vegas, NV

CBD Market Demand

The passing in the United States of the US$867 billion Agriculture Improvement Act (the “Farm Bill”) has legalized hemp and hemp-based products. This has created an opportunity for the production and sale of a variety of CBD-based products that can provide genuine help and effective relief to millions of people suffering from a variety of qualifying conditions. Recent reports and studies indicate the approval of the Farm Bill could create a US$20 billion industry by 2022.

Increased Patient Access

With a rapidly expanding company-owned clinic network and significant expansion opportunity with the successful acquisition of Sun Valley Clinics and the roll-out of the Sun Valley franchise model, Empower anticipates it will grow its total patient list substantially in the years ahead. This is expected to provide greater opportunity for treatment analysis using artificial intelligence (AI) data collection and analysis.

Market Leading Technology

Empower utilizes a market-leading patient electronic management and POS system that is HIPAA compliant and provides insight to patient care. The Company supports remote patients using its tele-medicine portal, enabling patients who are unable to come to a location to benefit from a doctor consultation.

Subsequent Share Transactions

On April 2, 2019, the Company raised $599,145 (C$799,500) through the issue of convertible debentures, expiring on April 2, 2020. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to $0.12 (C$0.16).

On April 2, 2019, pursuant to a private placement financing, the Company issued 21,115,000 units at a price of $0.08 (C$0.10) per unit for gross proceeds of $1,582,359 (C$2,111,500). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.12 (C$0.16) per share for a period of two years following the closing date of the financing.

3

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2019 and 2018

(In United States dollars, except where noted)

On April 30, 2019, pursuant to the acquisition of Sun Valley, the Company issued 22,409,425 common shares at a deemed price of $0.14 (C$0.183).

On May 3, 2019, the Company raised $154,345 (C$207,270) through the issue of convertible debentures, expiring on May 3, 2020. The holder may at any time during the term of the convertible debenture convert all or part into units of the Company consisting of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at an exercise price equal to $0.12 (C$0.16).

On May 3, 2019, pursuant to a private placement financing, the Company issued 5,762,500 units at a price of $0.08 (C$0.10) per unit for gross proceeds of $429,109 (C$576,250). Each unit consists of one common share and one common share purchase warrant. Each warrant entitles the holder to acquire one common share at a price of $0.12 (C$0.16) per share for a period of two years following the closing date of the financing.

OVERVIEW OF THE BUSINESS

The Company is a British Columbia incorporated Canadian company which operates a growing network of physician-staffed medical certification clinics with a primary focus on enabling patients to improve and protect their health.

The new Empower Clinics is a growth focused, vertically integrated CBD Life Sciences company committed to improving patients’ lives with products, technology and health systems, through a network of medical clinics across the US.

It is expected that Empower’s proprietary product line “Sollievo” will offer patients a variety of delivery methods of doctor recommended cannabidiol (“CBD”) based products in its clinics, online and at major retailers. With over 165,000 patients in its database, an expanding clinic footprint, a focus on new technologies, including tele-medicine, and an expanded product development strategy, Empower is undertaking new growth initiatives to be positioned as a vertically integrated, diverse, market-leading service provider for complex patient requirements in 2019 and beyond.

The Company currently operates 10 physical clinics locations and multiple mobile clinics in the State of Oregon that in combination serve patients across the states of Oregon, Washington, Illinois, Arizona, Nevada and operates a tele-medicine platform to serve patients in California.

As part of the Sun Valley acquisition, the Company is launching a franchise model allowing for easy and fast nationwide scalability that will increase the distribution of Sollievo and Sun Valley CBD products, to access many more patients and consumers in new and developing markets for the Company. Franchisees will retain rights to specific territories to open and operate Sun Valley Health clinics and sell CBD products in clinics and to local sales regions. Empower receives upfront franchise fees, ongoing clinic royalties, product royalties and ownership of patient database information.

4

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2019 and 2018

(In United States dollars, except where noted)

Empower has multiple distribution strategies for our branded Sollievo CBD products that target chronic pain, insomnia, digestion, anxiety, sleep disorders and more. The Company owns the proprietary formulations for these products based on feedback from scientists and patients, and the Company intends to invest in developing these formulations to become a market leading hemp-derived CBD based product distributor. Distribution of products will naturally fit into the Company’s clinic strategy with the development of retail-like kiosks in clinics and as a standard feature in franchises nationwide. E-commerce will be an important distribution channel going forward providing patients and general consumers the opportunity to access and purchase Company products. Sollievo products include lotions and balms, tinctures, gel caps, pain patches and an e-drink, all at various phases of R&D and production.

The Company has developed a proprietary software platform to manage patients through the medical certification process that is a HIPAA compliant Electronic Health Record system and patient management portal. It provides improved management of patients while improving the ability of our doctors, admins and staff to treat and serve patients needs. The tele-medicine platform allows patients to register and select an appointment time to conduct a private consultation with one of the physicians remotely through a secure video link, thereby extending the reach of our clinic operations beyond the physical clinic locations. We believe going forward, greater demand for professional consultations will evolve the service offering for Company owned clinics and for franchisees throughout our network.

E-commerce platforms for Sollievo and Sun Valley CBD product lines present a developing opportunity for the Company and our network of future franchise partners. The passing in the United States of the US$867 billion Agriculture Improvement Act has legalized hemp and hemp-based products. This has created an opportunity for the production and sale of a variety of CBD-based products that can provide genuine help and effective relief to millions of people suffering from a variety of qualifying conditions. Recent reports and studies indicate the approval of the Farm Bill could create a US$20 billion industry by 2022. Online distribution channels supported by strong social media presence, influencer strategies and the ability to reach a wide-array of consumers, will provide the Company new growth opportunities with greater overall brand awareness.

Empower will open its first CBD extraction facility in greater Portland, Oregon taking possession June 1, 2019 then we will immediately commence the build-out of a new 5,000 square foot leased building to contain the first operating extraction systems capable of producing up to 20kg per day of high quality spectrum oil, isolate and/or distillate. The facility is strategically located in the agricultural plains of Mt. Hood, Oregon with over 200 licenced hemp farms in the neighbouring counties. Over time, the facility has the potential to be scaled to add multiple extraction, post-production and product manufacturing systems.

OUTLOOK

The Company will continue to be active and opportunistic with respect to mergers and acquisitions opportunities, with the goal of advancing its business plan and to increase shareholder value where possible. Additionally, the Company may seek to acquire third party channel partners to increase its patient base, margin per patient, and to increase shareholder value through the accretion of these operations and/or assets.

The Company is in active discussions to secure hemp bio-mass supply agreements from licensed producers in Oregon and Arizona with the objectives of locking in raw material supply agreements to support the new extraction facilities.

5

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2019 and 2018

(In United States dollars, except where noted)

In addition, the Company is in active discussion with various product brands, brokers and retail sales outlet to secure short and long term sales contracts to support the revenue growth objectives for our hemp-derived CBD extract and CBD based products.

Currently, the market for both clinics and CBD based products in the United States remains highly fragmented with very few nationwide competitors. The Company seeks to take advantage of this by using its capital-light expenditure model to open franchised clinics, to create highly valuable patient relationships in new markets, further develop a wide-array of CBD formulations and product lines for nationwide distribution and own and operate hemp-derived CBD extraction facilities with the first location secured in Sandy, Oregon strategically located in the S.W. region of Portland, Oregon surrounded by over 200 hemp farms.

REVIEW OF QUARTERLY RESULTS

Amounts presented in thousands except per share amounts:

	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017	Q2 2017	YTD 2019	YTD 2018
FINANCIAL RESULTS:
Net revenues	153	197	280	312	302	291	389	418	153	302
Income (loss)	(399)	1,343	(1,153)	(1,697)	(2,283)	(815)	(681)	(837)	(399)	(2,283)
Income (loss) per share:
-Basic	(0.01)	0.01	(0.01)	(0.02)	(0.05)	(0.02)	(0.01)	(0.04)	(0.01)	(0.05)
-Diluted	(0.01)	0.01	(0.01)	(0.02)	(0.05)	(0.02)	(0.01)	(0.04)	(0.01)	(0.05)
Cash dividends declared	–	–	–	–	–	–	–	–	–	–
Total assets	2,417	514	1,546	1,038	1,359	630	647	679	2,417	1,359

OPERATING RESULTS:
Patient visits	1,198	1,314	1,864	2,187	2,242	1,893	2,520	2,690	1,198	2,242

The Company has a limited operating history, which can make it difficult for investors to evaluate the Company’s operations. As a result, the prior periods shown in the above table are not necessarily comparable and should not be relied upon as an indication of future performance.

The Company is expected to remain subject to many of the risks common to early-stage enterprises for the foreseeable future, including challenges related to laws, regulations, licensing, integrating and retaining qualified employees; making effective use of limited resources; achieving market acceptance of existing and future solutions; competing against companies with greater financial and technical resources; acquiring and retaining customers; and developing new solutions.

6

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2019 and 2018

(In United States dollars, except where noted)

Review of Consolidated Financial Information for Q1 2019 compared to Q1 2018

	Q1 2019	Q1 2018
Clinic revenues	$152,846	$302,142

Direct clinic expenses	39,413	105,165

Earnings from clinic operations	113,433	196,977

Operating expenses	218,627	708,827
Legal and professional fees	113,011	69,783
Depreciation and amortization expense	46,143	25,902
Share-based payments	14,960	1,442,928

Loss from operations	(279,308)	(2,015,463)

Accretion expense	29,914	186,200
Interest income	(1,618)	–
Interest expense	33,372	45,013
Loss on change in fair value of warrant liability	190	–
Loss on change in fair value of conversion option	33,362	–
Other expense, net	24,013	–

Net loss and comprehensive loss for the period	$(398,541)	$(2,282,676)

Clinic Revenues

Revenues were $152,846, compared to $302,142 during Q1 2018 as the Company received 1,198 patients spending on average $128, compared to 2,242 patients spending on average $135 during Q1 2018. Currently the Company receives one revenue stream which is patient visits to existing clinics. The Company expects to expand that revenue stream as the Chicago clinic patient base grows and the Sollievo product brand is rolled out.

Direct clinic expenses

Direct clinic expenses were $39,413, compared to $105,165 during Q1 2018. These costs are a function of our doctor roster and clinic staff to run their clinics. The Company employs both medical doctors and nurses and clinic staff to run their clinics. The Company is currently adding doctors and nurses in the clinic operating areas thereby cutting down on medical travel expenses.

Operating expenses

Operating expenses were $218,627, compared to $708,827 during Q1 2018 due primarily to aggressive headcount cuts and facility changes.

7

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2019 and 2018

(In United States dollars, except where noted)

Legal and professional fees

Legal and professional fees were $113,011, compared to $69,783 during Q1 2018. The Company expects professional service fees to drop markedly over time as many are related to successful prior litigation or “one time” events such as the fees associated with the RTO that completed in April 2018.

Depreciation expense

Depreciation and amortization expense was $46,143, compared to $25,902 during Q1 2018. The increase relates primarily to the depreciation on the right-of-use asset resulting from the adoption of IFRS 16.

Share-based payments

Share-based payments expense was $14,960, compared to $1,443,928 during Q1 2018. The share-based payments expense is the fair value of share options recognized as an expense during the quarter based on the fair valued determined by the Black Scholes option pricing model valuation.

Accretion expense

Accretion expense was $29,914, compared to $186,200 during Q1 2018, in connection with the Company’s convertible notes payable. The decrease is due to the conversion of the convertible debentures during fiscal 2018, thereby leading to lower accretion in Q1 2019.

Interest expense

Interest expense decreased to $33,372, compared to $45,013 during Q1 2018, owing to a reduction in the amount of notes payable and convertible debt liabilities outstanding which was partially offset by increased interest expense on the lease liability resulting from the adoption of IFRS 16.

Loss on change in fair value of warrant liability

The Company recorded a loss on the change in the fair value of the warrant liability of $190, compared to $nil during Q1 2018. The share purchase warrants are required to be revalued at every quarter end and the loss resulted from the increase in the Company’s share price during Q1 2019, which is a variable in determining the fair value of the warrant liability per the Black-Scholes valuation model.

Loss on change in fair value of conversion option

The Company recorded a loss on the change in the fair value of the conversion option of $33,362, compared to $nil during Q1 2018. The conversion option is required to be revalued at every quarter end and the loss resulted from the increase in the Company’s share price during Q1 2019, which is a variable in determining the fair value of the conversion option. The Company did not have any financial instruments with conversion features at March 31, 2018.

8

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2019 and 2018

(In United States dollars, except where noted)

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements.

Factors that may affect the Company’s liquidity are continuously monitored. These factors include the number of patient visits, average patient spend per visit, operating costs, capital costs, income tax refunds, foreign currency fluctuations, seasonality, market immaturity and a highly fluid environment related to state and federal law passage and regulations.

In the event that the Company is adversely affected by any of these factors and, as a result, the operating cash flows are not sufficient to meet the Company’s working capital requirements there is no guarantee that the Company would be able to raise additional capital on acceptable terms to fund a potential cash shortfall. Consequently, the Company is subject to liquidity risk.

The Company will need to procure additional financing in order to fund its ongoing operation. The Company intends to obtain such financing through equity financing, and there can be no assurance that the Company can raise the required capital it needs to build and expand as expected, nor that the capital markets will fund the business of the Company. Without this additional financing, the Company may be unable to achieve positive cash flow and earnings as quickly as anticipated, these uncertainties cast a significant doubt about the Company’s ability to continue as a going concern.

At March 31, 2019, the Company had a working capital deficit of $3,179,272, as follows:

As at	March 31, 2019	December 31, 2018

Cash	$1,974,483	$157,668
Prepaid expenses	17,600	29,475
Total Current Assets	1,992,083	187,143

Accounts payable and accrued liabilities	1,318,744	1,554,892
Share subscriptions	2,024,082	61,167
Notes payable	614,989	610,444
Due to related parties	12,575	12,575
Convertible debentures payable	302,924	274,466
Secured loan payable	728,127	717,460
Current portion of lease liability	107,814	–
Conversion feature	55,927	22,565
Current portion of warrant liability	6,173	4,474
Total Current Liabilities	5,171,355	3,258,043

Working Capital	$(3,179,272)	$(3,070,900)

9

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2019 and 2018

(In United States dollars, except where noted)

Cash Flow

	Q1 2019	Q1 2018
Net cash used in operating activities	$(219,212)	$(202,712)
Net cash used in investing activities	–	(1,762)
Net cash provided by financing activities	2,036,027	957,846

Increase in cash	$1,816,815	$753,372

Review of cash flow Q1 2019 compared to Q1 2018:

Cash provided by operating activities was $219,212, compared to cash used in operating activities of $202,712 during Q1 2018:

-	Loss before taxes was $398,541 compared to a loss before taxes of $2,282,676. Included in loss before taxes are non-cash items of $155,884 for Q1 2019 as compared to $1,701,043 for Q1 2018.

-	Movements in accounts receivables had no impact on cash in Q1 2019 compared to increasing cash by $847 during Q1 2018.

-	Movements in prepaid expenses increased cash by $11,875 compared to decreasing cash by $316 during Q1 2018.

-	Movements in accounts payable and accrued liabilities increased cash by $11,570 compared to increasing cash by $378,390 during Q1 2018.

Cash used in investing activities was $nil, compared to $1,762 during Q1 2018, as a result of expenditures on equipment.

Cash used by financing activities was $2,036,027, compared to cash provided by financing activities of $957,846 during Q1 2018:

-	Advances from notes payable issuances increased cash by $33,842 compared to $205,000 during Q1 2018.

-	Share subscriptions increased cash by $2,024,082 compared to $763,729 during Q1 2018.

-	Payment of lease liability and associated interest decreased cash by $25,313 and $2,056 resulting from the adoption of IFRS 16.

10

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2019 and 2018

(In United States dollars, except where noted)

Capital Resources

The capital of the Company consists of consolidated equity, notes payable, convertible debentures and secured loan payable, net of cash.

As at	March 31, 2019	December 31, 2018
Equity	$(3,047,724)	$(2,996,220)
Notes payable	804,724	760,715
Convertible debentures	302,924	274,466
Secured loan payable	728,127	717,460
	(1,211,949)	(1,243,579)

Less: cash	(1,974,483)	(157,668)

	$(3,186,432)	$(1,401,247)

The board of directors of the Company has overall responsibility for the establishment and oversight of the Company’s risk management policies on an annual basis. The Company’s board of directors identifies and evaluates the Company’s financial risks and is charged with the responsibility of establishing controls and procedures to ensure financial risks are mitigated.

The Company’s objectives when managing capital are to pursue and complete the identification and evaluation of assets, properties or businesses with a view to acquisition. The Company does not have any externally imposed capital requirements to which it is subject.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new common shares or adjust the amount of cash.

The Company’s investment policy is to invest excess cash in investment instruments at high credit, quality financial institutions with terms to maturity selected with regards to the expected time of expenditures from continuing operations.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any material off-balance sheet arrangements such as guarantee contracts, contingent interests in assets transferred to unconsolidated entities, derivative financial obligations or arrangements with respect to any obligations under a variable interest equity arrangement.

RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel were as follows:

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services that are made on regular commercial terms. During the quarters ended March 31, 2019 and 2018, the Company did not enter into any transactions with related parties outside of compensation to key management personnel as disclosed below.

11

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2019 and 2018

(In United States dollars, except where noted)

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company. Salaries and benefits, bonuses, and termination benefits are included in operating expenses and share-based payments are recorded as share-based payment expense or share capital.

Key management compensation includes:

	Q1 2019	Q1 2018
Salaries and benefits	$66,250	$30,000
	$66,250	$30,000

As at March 31, 2019, $12,574 (December 31, 2019 - $12,574) is due to related parties for final settlement of the purchase of Presto operations. The outstanding balance is non-interest bearing, unsecured and due on demand.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of March 31, 2019. The Company’s significant accounting policies are described in note 3 of the Company’s consolidated financial statements for the years ended December 31, 2018 and 2017 and note 3 to the March 31, 2019 unaudited interim condensed consolidated financial statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised. Management has made the following critical judgements and estimates:

Critical judgements in applying accounting policies

Critical judgements made by management in applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Functional currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the respective entity operates; the Company has determined the functional currency of each entity to be the US dollar. Such determination involves certain judgements to identify the primary economic environment. The Company reconsiders the functional currency of its subsidiaries if there is a change in events and/or conditions which determine the primary economic environment.

12

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2019 and 2018

(In United States dollars, except where noted)

Assessment of indicators of impairment

At the end of each reporting period, the Company assesses whether there are any indicators, from external and internal sources of information, that an asset or cash generating unit (“CGU”) may be impaired, thereby requiring adjustment to the carrying value. The Company identified the sustained decrease in market capitalization as an indicator of impairment during the period ended March 31, 2019.

As a result of these impairment indicators, the Company assessed the intangible assets and assets held for sale CGUs for impairment and concluded the recoverable value of each CGU was greater than its carrying value and no impairment was required.

Revenue recognition as a result of adopting IFRS 15

Determination of performance obligations

The Company applied judgement to determine if a good or service that is promised to a customer is distinct based on whether the customer can benefit from the good or service on its own or together with other readily available resources and whether the good or service is separately identifiable. Based on these criteria, the Company determined the primary performance obligation relating to its sales contracts is the delivery of service to its patients.

Transfer of control

Judgement is required to determine when transfer of control occurs relating to the sale of the Company's services to its patients. Management based its assessment on a number of indicators of control, which include, but are not limited to whether the Company has present right of payment, and whether the physical possession of the goods, significant risks and rewards and legal title have been transferred to the customer.

Key sources of estimation uncertainty

Significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period that may result in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Current and deferred taxes

The Company’s provision for income taxes is estimated based on the expected annual effective tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

13

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2019 and 2018

(In United States dollars, except where noted)

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on patient visits are internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence.

Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Equity-settled share-based payments

Share-based payments are measured at fair value. Options and warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and are expensed to earnings or loss from operations over each award’s vesting period. The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Contingencies

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

CHANGES IN ACCOUNTING STANDARDS

The accounting policies applied in the preparation of the Company’s annual consolidated financial statements for the years ended December 31, 2018 and 2017, are consistent with new standards and amendments to standards, except for the following:

The Company adopted IFRS 16 using the modified retrospective approach on January 1, 2019. Under this method, the cumulative effect of initially applying the standard is recognized in retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated and is presented as previously reported under IAS 17 Leases and IFRIC 4 Determining Whether an Arrangement Contains a Lease.

14

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2019 and 2018

(In United States dollars, except where noted)

On transition, the Company elected to apply the transition practical expedient allowing the standard to be applied only to contracts that were previously identified as lease under IAS 17. The Company also elected to use the recognition exemptions for lease contracts that, at the commencement date, have a lease term of 12 months or less and do not contain a purchase option (short-term leases), lease contracts for which the underlying asset is of low value (low-value assets). The transition and impact are further disclosed in note 3 to the March 31, 2019 unaudited interim condensed consolidated financial statements.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of an unlimited number of common shares without par value. The Company had the following securities outstanding as at the date of this MD&A:

Type of Security	Number Outstanding
Common Shares	120,645,645
Stock Options	2,750,000
Warrants	41,977,096

RISKS AND UNCERTAINTIES

For a detailed listing of the risk factors faced by the Company, please refer to the Company’s MD&A for the year ended December 31, 2018.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This MD&A contains certain information that may constitute “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as "expect," “likely”, "may," "will," "should," "intend," or "anticipate", “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. The forward-looking statements included in this MD&A are made only as of the date of this MD&A.

Forward-looking statements in this MD&A include, but are not limited to, statements with respect to:

•	licensing risks;
•	regulatory risks;
•	change in laws, regulations and guidelines;
•	market risks;
•	expansion of facilities;
•	history of net losses; and
•	competition.

15

EMPOWER CLINICS INC.

(Formerly Adira Energy Ltd.)

MANAGEMENT DISCUSSION AND ANALYSIS

For the three months ended March 31, 2019 and 2018

(In United States dollars, except where noted)

Certain of the forward-looking statements and forward-looking information and other information contained herein concerning the medical cannabis industry and the general expectations of the Company concerning the medical cannabis industry and concerning the Company are based on estimates prepared by the Company using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which the Company believe to be reasonable. While the Company is not aware of any misstatement regarding any industry or government data presented herein, the medical cannabis industry involves risks and uncertainties that are subject to change based on various factors and the Company has not independently verified such third party information.

Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement. In particular, but without limiting the foregoing, disclosure in this MD&A under “Business Overview” as well as statements regarding the Company’s objectives, plans and goals, including future operating results, economic performance and patient acquisition efforts may make reference to or involve forward- looking statements. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. See “Risk Factors” for further details. The purpose of forward- looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. You should not place undue reliance on forward- looking statements contained in this MD&A. The Company undertakes no obligation to update or revise any forward- looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

16